Filed by DivX, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (“Exchange Act”)

Subject Company: DivX, Inc.

Exchange Act File Number: 001-33029

Media Contact:	Investor Contact:

Jennifer Baumgartner DivX, Inc. 503-901-5371 jbaumgartner@divxcorp.com	Karen Fisher DivX, Inc. 858.882.6415 kfisher@divxcorp.com

DivX, Inc. to Announce Second Quarter 2010 Results

SAN DIEGO – July 27, 2010 – DivX, Inc. (NASDAQ: DIVX), a leading digital media company, announced today that it will issue its earnings release for the second quarter 2010 after the market close on Wednesday, August 4, 2010.

DivX management will host a conference call and simultaneous audio webcast to discuss its second quarter 2010 results on August 4, 2010 at 1:30 p.m. Pacific Time or 4:30 p.m. Eastern Time. To participate in the call, please dial (877) 303-3149 or outside the U.S. (408) 427-3857 to access the conference call at least five minutes prior to the start time. A live audio webcast will be available on the Events and Presentations page at http://investors.divx.com.

An audio replay of the earnings conference call will be available between 7:30 p.m. Eastern Time August 4, 2010 and Midnight, Eastern Time August 11, 2010 by calling (800) 642-1687 or (706) 645-9291, with passcode 90715543.

In addition, the DivX and Sonic Solutions (NASDAQ: SNIC) management teams will host a conference call and simultaneous webcast to update shareholders on the proposed merger transaction between the two companies at 2:30 p.m. Pacific Time or 5:30 p.m. Eastern Time on August 4, 2010. To participate on this call, please dial (877) 293-5493 or outside the U.S. (914) 495-8539 to access the conference call. A live audio webcast will be available on the Events and Presentations page at http://investors.divx.com.

An audio replay of the proposed merger update call will be available between 10:30 p.m. Eastern Time August 4, 2010 and Midnight, Eastern Time August 11, 2010 by calling (800) 642-1687 or (706) 645-9291, with passcode 90811287.

About DivX, Inc.

DivX, Inc. is a leading digital media company that enables consumers to enjoy a high-quality video experience across any kind of device. DivX creates, distributes and licenses digital video technologies that span the “three screens” comprising today’s consumer media environment—the PC, the television and mobile devices. Over 300 million DivX devices have shipped into the market from leading consumer electronics manufacturers. DivX also offers content providers and publishers a complete solution for the distribution of secure, high-quality digital video content. Driven by a globally recognized brand and a passionate community of hundreds of millions of consumers, DivX is simplifying the video experience to enable the digital home.

On June 2, 2010, DivX, Inc. and Sonic Solutions announced a proposed merger transaction. Sonic Solutions has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the proposed merger and both companies intend to mail a definitive joint proxy statement/prospectus and other relevant documents to Sonic and DivX shareholders following such time that the registration statement is declared effective by the SEC.

Additional Information

This press release is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic Solutions, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the merger. In connection with the proposed merger, Sonic Solutions has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Sonic Solutions and DivX. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Sonic Solutions and DivX, because they contain important information about Sonic Solutions, DivX and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Such documents are available free of charge at the SEC website (www.sec.gov), from Sonic Solutions and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).

Sonic Solutions, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic Solutions or DivX in favor of the merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the merger by reading the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Sonic Solutions may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Additional information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. Such documents are available free of charge at the SEC website (www.sec.gov), from Sonic Solutions and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).